Exhibit (a)(4)
STOCK OPTION AMENDMENT
AND
SPECIAL CASH PAYMENT AGREEMENT
     THIS AGREEMENT is made and entered into by Broadcom Corporation (the “Company”) and shall be effective on the date executed by a validly-authorized officer of the Company.
     WHEREAS, the Company previously granted to ___(the “Optionee”) the option(s) identified on attached Schedule I (the “Options”) to purchase shares of the Company’s Class A common stock under one or more of the Company’s employee stock incentive plans (individually, a “Plan”).
     WHEREAS, the Company and Optionee entered into a Notice of Grant of Stock Option and Stock Option Agreement (collectively, the “Option Agreements”) evidencing each such Option.
     WHEREAS, to avoid any potential adverse tax consequences under section 409A of the Internal Revenue Code, Optionee desires to amend each of the Options to increase the exercise price per share in effect for the unexercised portion of that Option that may potentially be subject to section 409A and identified as such on Schedule I (the “Covered Portion”) to the higher exercise price per share indicated for that portion of such Option on Schedule I.
     WHEREAS, to compensate Optionee for the increased exercise prices to be in effect for the Covered Portions of the Options, the Company is willing to pay Optionee a special cash payment in a dollar amount equal to the aggregate increase in the exercise prices for the Covered Portions of the Options listed on Schedule I, with the actual dollar amount of that cash payment indicated as the Total Special Cash Payment on Schedule I.
     NOW THEREFORE, the parties hereby agree as follows:
     1. Increased Exercise Price. The exercise price per share set forth in the Option Agreements for each of the Options listed on Schedule I is hereby increased, with respect to the shares subject to the Covered Portion of that Option, to the higher exercise price per share set forth for that Option on Schedule I.
     2. Special Cash Payment. Optionee shall become entitled to receive a cash payment from the Company (the “Special Cash Payment”) in the gross dollar amount indicated as his or her Total Special Cash Payment on attached Schedule I. Payment shall be made on the first regular payday in January 2008, but not later than January 31, 2008. However, the Special Cash Payment shall be subject to the Company’s collection of all applicable federal, state and local income and employment withholding taxes, and Optionee shall be paid only the net amount of such payment remaining after such taxes have been collected. Optionee need not remain in the Company’s employ to receive the Special Cash Payment.
     3. Entire Agreement. This Agreement, together with the Option Agreements (to the extent not expressly amended hereby) and the applicable Plan under which each Option is outstanding, represents the entire agreement of the parties with respect to the Options, the Covered Portions thereof and the Special Cash Payment and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to such Options and the Special Cash Payment. This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.
     5. Continuation of Option Agreements. Except for the foregoing increases to the exercise prices per share for the Covered Portions of the Options, no other terms or provisions of the Option Agreements for such Options or the applicable Plans have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect.
IN WITNESS WHEREOF, this Agreement has been executed on behalf of Broadcom Corporation by a duly-authorized officer on the date indicated below.

BROADCOM CORPORATION
By:

TITLE:

DATED:	, 2007

SCHEDULE I
AMENDED OPTIONS AND SPECIAL CASH PAYMENT

				Number of	Number of
				Outstanding Option	Outstanding Option
	Total Number of	Exercise Price Per	New Exercise Price	Shares Subject to	Shares NOT Subject	Special Cash Payment
	Shares Subject to	Share Prior	Per Share	Amended	to Amended	Payable in
Indicated Grant Date	Outstanding Option	to Amendment	Following Amendment	Exercise Price	Exercise Price	January 2008
		$	$			$

Total Special Cash Payment: $